                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*



                        ALLIED HEALTHCARE PRODUCTS, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   019222 10 8
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                             JOSEPH D. LEHRER, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                 APRIL 29, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  019222 10 8                 13D                     Page 2 of 5 Pages

   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

      WOODBOURNE PARTNERS, L.P.

   2  Check the Appropriate Box if a Member of a Group (See Instructions)(a) |_|
                                                                         (b) |_|

   3   SEC Use Only


   4  Source of Funds (See Instructions)

      OO

   5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|


   6  Citizenship or Place of Organization

      MISSOURI


      Number of    7   Sole Voting Power

       Shares          1,177,500, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.

    Beneficially   8   Shared Voting Power

      Owned by         -0-
        Each       9   Sole Dispositive Power

      Reporting        1,177,500, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.

                  10   Shared Dispositive Power
     Person With
                       -0-

   11 Aggregate Amount Beneficially Owned by Each Reporting Person

      1,177,500, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.

   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          |_|


   13 Percent of Class Represented by Amount in Row (11)

      15.1%

   14 Type of Reporting Person (See Instructions)

      PN

CUSIP No.  019222 10 8                 13D                     Page 3 of 6 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D

         John D. Weil reported the acquisition of shares of Common Stock ("Stock") of Allied Healthcare Products, Inc., a Delaware corporation (the "Issuer"), in an initial filing of this Schedule 13D on August 21, 1996, as amended by Amendment No. 1 filed September 5 1996, Amendment No. 2 filed October 28, 1996 and Amendment No. 3 filed May 28, 1997. As reported in Amendment No. 3 filed May 28, 1997, all shares of Stock previously reported as beneficially owned by Mr. Weil, members of his family (other than Shares of Stock held by Mr. Weil's son as reported in Item 5), family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne Development, L.P. (the "Reporting Person"). In this regard, Item 2, Item 4, Item 5, Item 6 and Item 7 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.


ITEM 2.  Identity and Background.

         (a)      Woodbourne Partners, L.P. ("Reporting Person")

                  State of Organization:    Missouri.

                  Principal Business:       Investments.

                  Address:                  200 N. Broadway, Suite 825
                                            St. Louis, Missouri 63102

                  General Partner:          Clayton Management Company.

                  (d)      No.

                  (e)      No.

         Information on General Partner and Controlling Persons pursuant to Instruction C:

         (a)      Clayton Management Company (General Partner of the Reporting
                  Person).

                  State of Organization:  Missouri.

                  Principal Business:     Investments.

                  Address:                200 N. Broadway, Suite 825
                                          St. Louis, Missouri 63102

                  Sole Director:          John D. Weil.

                  Executive Officers:     John D. Weil    - President/Secretary.
                                          Thomas E. Kahn  - Assistant Secretary.

                  Sole Shareholder:       John D. Weil.

                  (d)      No.

                  (e)      No.

                                                               Page 4 of 6 Pages
CUSIP No.  019222 10 8                 13D


         (a) John D. Weil (Sole Director and Shareholder of the General Partner of the Reporting Person).

                  (b)      200 N. Broadway, Suite 825, St. Louis, Missouri
                           63102.

                  (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102.

                  (d)      No.

                  (e)      No.

                  (f)      U.S.A.


ITEM 4.  Purpose of the Transaction.

         The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions.

         Summit Global Management, Inc. ("Summit"), an Ohio corporation, is a funds management firm that has purchased approximately 230,901 shares of Stock of the Issuer for its clients. Summit is a wholly owned subsidiary of PICO Holdings, Inc. ("PICO"), a California corporation. Mr. Weil is a member of the Board of Directors of both PICO and Summit. In addition, the Reporting Person and members of Mr. Weil's family collectively own approximately 7.4% of the common stock of PICO.

         The Reporting Person was one of several purchasers of 14% Promissory Notes ("Note" or "Notes") in the aggregate principal amount of $5,000,000 which were issued and sold by the Issuer and certain of its affiliates pursuant to a certain Note Purchase Agreement dated August 7, 1997 (the "Note Purchase Transaction"). The principal amount of the Note purchased by the Reporting Person in connection with the Note Purchase Transaction was $2,000,000. In consideration of the purchase of the Notes, the Issuer agreed to issue warrants to the Reporting Person and the other purchasers to purchase an indicated number of shares of the Issuer's Stock. Specifically, the Reporting Person was issued a warrant as of August 7, 1997 to purchase 25,000 shares of the Issuer's Stock pursuant to, and upon the terms and conditions of, such warrant.

         In August of 1997, Mr. Weil was elected to the Board of Directors of the Issuer. In connection with such election, Mr. Weil was granted an option to acquire up to 10,000 shares of the Issuer's Stock pursuant to the "Directors Non-Qualified Option Plan" maintained by the Issuer (the "Plan"). In November of 1997, Mr. Weil was granted an option to acquire an additional 1,000 shares of the Issuer's Stock under the Plan as consideration for his annual director's fee. In February of 1998, Mr. Weil was granted an additional 500 shares of the Issuer's Stock under the Plan as consideration for serving as the Chairman of the Issuer's audit committee.


ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 1,177,500 shares of Stock in the manner hereinafter described:

CUSIP No.  019222 10 8                 13D                     Page 5 of 6 Pages



                                                                                                      Percentage of
                                                   Relationship to                   Number of         Outstanding
       Shares Held in Name of                     Reporting Person                    Shares            Securities

Woodbourne Partners L.P.             Reporting Person                               1,167,500             15.0%
Gideon J. Weil                       Son of Sole Director and
                                     Shareholder of the General Partner
                                     of the Reporting Person                           10,000              0.1%
                                                                                     --------             -----

TOTAL                                                                               1,177,500             15.1%
                                                                                    ---------             =====


     The foregoing percentages assume that the Issuer has 7,806,682 shares of Stock outstanding.

     All shares held in the name of family members of the sole director and shareholder of the corporate general partner of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members may seek investment advise or voting advice of such individual.

     AS PROVIDED IN S.E.C. REGULATION Sections.240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.


     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).


(c)

                                                                                         Net
                                                                                        Price
                                                                         Number          Per              Transaction
          Purchase/(Sale) in the Name of                 Date          of Shares        Share             Made Through
          ------------------------------                 ----          ---------        -----             ------------

Woodbourne Development, L.P.                            4/29/98         297,200         5.63            Jefferies & Co.

     (d)    Not applicable.

     (e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Summit Global Management, Inc. ("Summit"), an Ohio corporation, is a funds management firm that has purchased approximately 230,901 shares of Stock of the Issuer for its clients. Summit is a wholly owned subsidiary of PICO Holdings, Inc. ("PICO"), a California corporation. Mr. Weil is a member of the Board of Directors of both PICO and Summit. In addition, the Reporting Person and members of Mr. Weil's family collectively own approximately 7.4% of the common stock of PICO.

CUSIP No.  019222 10 8                   13D                   Page 6 of 6 Pages

     The Reporting Person was one of several purchasers of 14% Promissory Notes ("Note" or "Notes") in the aggregate principal amount of $5,000,000 which were issued and sold by the Issuer and certain of its affiliates pursuant to a certain Note Purchase Agreement dated August 7, 1997 (the "Note Purchase Transaction"). The principal amount of the Note purchased by the Reporting Person in connection with the Note Purchase Transaction was $2,000,000. In consideration of the purchase of the Notes, the Issuer agreed to issue warrants to the Reporting Person and the other purchasers to purchase an indicated number of shares of the Issuer's Stock. Specifically, the Reporting Person was issued a warrant as of August 7, 1997 to purchase 25,000 shares of the Issuer's Stock pursuant to, and upon the terms and conditions of, such warrant.

     In August of 1997, Mr. Weil was elected to the Board of Directors of the Issuer. In connection with such election, Mr. Weil was granted an option to acquire up to 10,000 shares of the Issuer's Stock pursuant to the "Directors Non-Qualified Option Plan" maintained by the Issuer (the "Plan"). In November of 1997, Mr. Weil was granted an option to acquire an additional 1,000 shares of the Issuer's Stock under the Plan as consideration for his annual director's fee. In February of 1998, Mr. Weil was granted an additional 500 shares of the Issuer's Stock under the Plan as consideration for serving as the Chairman of the Issuer's audit committee.


ITEM 7.     Material to be Filed as Exhibits.

            99.1 Warrant issued as of August 7, 1997 by the Issuer to the Reporting Person.


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 WOODBOURNE PARTNERS, L.P.,

                                                 by its General Partner, CLAYTON
                                                 MANAGEMENT COMPANY



                                                         /s/ John D. Weil
                                                 -------------------------------
                                                     John D. Weil, President


                                                 May 11, 1998